Exhibit 99.1

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

For more information,

please see Kinross’ 2018 second-quarter
Financial Statements and MD&A

at www.kinross.com

NEWS RELEASE

Kinross reports 2018 second-quarter results

Company on track to meet annual production and cost guidance; balance sheet remains strong

Tasiast Phase One construction complete; three U.S. projects proceeding well and on schedule

Toronto, Ontario – August 1, 2018 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the second-quarter ended June 30, 2018.

(This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 19 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

2018 second-quarter highlights:

•	Production[1]: 602,049 gold equivalent ounces (Au eq. oz.), compared with 694,874 Au eq. oz. in Q2 2017.
•	Revenue: $775.0 million, compared with $868.6 million in Q2 2017.
•	Production cost of sales[2]: $767 per Au eq. oz., compared with $660 in Q2 2017.
•	All-in sustaining cost[2]: $1,018 per Au eq. oz. sold, compared with $910 in Q2 2017. All-in sustaining cost per gold ounce (Au oz.) sold on a by-product basis was $1,011 in Q2 2018, compared with $901 in Q2 2017.
•	Operating cash flow: $184.5 million, compared with $179.7 million in Q2 2017.
•	Adjusted operating cash flow[2]: $231.5 million, compared with $230.8 million in Q2 2017.
•	Reported net earnings[3]: $2.4 million, or $0.00 per share, compared with net earnings of $33.1 million, or $0.03 per share, in Q2 2017.
•	Adjusted net earnings[2,3]: $37.8 million, or $0.03 per share, compared with adjusted net earnings of $54.9 million, or $0.04 per share, in Q2 2017.
•	Organic projects and development opportunities:
o	Tasiast Phase One construction is now complete, first ore has gone through the SAG mill, commissioning is in the final stages, and the project has been transferred to Operations.
o	Kinross is pausing Phase Two activities and is analyzing alternative throughput expansion options at Tasiast as it continues to engage with the Government of Mauritania regarding its activities in the country. The Company remains committed to disciplined capital allocation as it seeks additional clarity on the matter.
o	The Round Mountain Phase W project is progressing well and on budget, with pre-stripping commencing and good progress being made on the new heap leach area. Initial ore is expected mid-2019.
o	Development of the Fort Knox Gilmore project in Alaska has commenced, and early works on the new heap leach pad have been initiated. Initial production is expected in early 2020.
o	The Bald Mountain Vantage Complex project is proceeding on schedule and on budget, with construction well underway. Commissioning of the heap leach pad and processing facilities are on schedule to commence in Q1 2019.
o	In Russia, the Moroshka project located near Kupol is on schedule to begin stoping high-grade ore in early Q4 2018.
o	A feasibility study has been initiated at the La Coipa Restart project, along with a scoping study at the nearby Lobo Marte project, to evaluate the potential for a return to production in Chile.
•	Outlook unchanged: Kinross expects to produce 2.5 million Au eq. oz. (+/- 5%) at a production cost of sales per Au eq. oz. of $730 (+/- 5%) and all-in sustaining cost of $975 (+/- 5%) per ounce sold on both a gold equivalent and by-product basis for 2018. Total capital expenditures are forecast to be approximately $1,075 million (+/- 5%).
•	Balance sheet: As of June 30, 2018, Kinross had cash and cash equivalents of $918.7 million and available credit of $1,566.4 million, for total liquidity of approximately $2.5 billion, and no debt maturities until 2021.

1 Unless otherwise stated, production figures in this news release are based on Kinross’ 90% share of Chirano production.

2 These figures are non-GAAP financial measures and are defined and reconciled on pages 14 to 18 of this news release.

3 Net earnings/loss figures in this release represent “net earnings (loss) from continuing operations attributable to common shareholders”.

p. 1 Kinross reports 2018 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

CEO Commentary

J. Paul Rollinson, President and CEO, made the following comments in relation to 2018 second-quarter results:

“Our portfolio of mines performed well during the quarter, contributing to a strong first half performance. As a result, we remain on track to meet both our annual production and cost guidance. We achieved solid cash flow and maintained our strong balance sheet as we continued to advance our development projects across the Company.

“At Tasiast, construction was completed at the Phase One expansion, with first ore now through the SAG mill. The project has been transferred to Operations and is in the final stages of commissioning. We have decided to pause activities at Phase Two and, to maintain optionality, are analyzing alternative throughput approaches to expand Tasiast as we continue to engage with the Government of Mauritania regarding our activities in the country. The completion of our evaluation of alternative approaches, and a Phase Two re-start decision, are subject to our ongoing engagement with the Government. We remain committed to disciplined capital allocation as we seek additional clarity on the matter.

“Our projects in the U.S. continue to make excellent progress, as the Fort Knox Gilmore, Round Mountain Phase W and Bald Mountain Vantage Complex projects remain on budget. We have also initiated a feasibility study for the La Coipa Restart project, and a scoping study for Lobo Marte, to potentially return to production in Chile. In Russia, we expect production to commence at the Moroshka satellite deposit near Kupol early in the fourth quarter.”

p. 2 Kinross reports 2018 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Financial results

Summary of financial and operating results

	Three months ended		Six months ended
	June 30,		June 30,
(in millions, except ounces, per share amounts, and per ounce amounts)	2018	2017	2018	2017
Operating Highlights
Total gold equivalent ounces(a)
Produced(c)	607,906	700,452	1,267,861	1,378,233
Sold(c)	593,296	689,362	1,267,957	1,341,878

Attributable gold equivalent ounces(a)
Produced(c)	602,049	694,874	1,255,986	1,366,830
Sold(c)	587,556	683,584	1,255,773	1,329,530

Financial Highlights
Metal sales	$775.0	$868.6	$1,672.2	$1,664.7
Production cost of sales	$454.9	$456.6	$899.5	$915.4
Depreciation, depletion and amortization	$190.3	$204.0	$383.4	$421.5
Operating earnings	$46.3	$104.9	$224.2	$153.5
Net earnings attributable to common shareholders	$2.4	$33.1	$108.5	$167.7
Basic earnings per share attributable to common shareholders	$0.00	$0.03	$0.09	$0.13
Diluted earnings per share attributable to common shareholders	$0.00	$0.03	$0.09	$0.13
Adjusted net earnings attributable to common shareholders(b)	$37.8	$54.9	$163.0	$78.3
Adjusted net earnings per share(b)	$0.03	$0.04	$0.13	$0.06
Net cash flow provided from operating activities	$184.5	$179.7	$478.0	$387.5
Adjusted operating cash flow(b)	$231.5	$230.8	$595.2	$481.7
Capital expenditures	$247.1	$200.7	$494.0	$379.6
Average realized gold price per ounce(d)	$1,306	$1,260	$1,319	$1,241
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$767	$662	$709	$682
Attributable(a) production cost of sales per equivalent ounce(c) sold(b)	$767	$660	$709	$680
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$754	$645	$696	$665
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$1,011	$901	$918	$922
Attributable(a) all-in sustaining cost per equivalent ounce(c) sold(b)	$1,018	$910	$926	$931
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$1,343	$1,098	$1,226	$1,100
Attributable(a) all-in cost per equivalent ounce(c) sold(b)	$1,342	$1,102	$1,228	$1,103

(a)	"Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b)	The definition and reconciliation of these non-GAAP financial measures is included on pages 14 to 18 of this news release.
(c)	Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2018 was 79.00:1 (second quarter of 2017 - 73.01:1). The ratio for the first six months of 2018 was 79.12:1 (first six months of 2017 - 71.46:1).
(d)	The definition of this non-GAAP financial measure is included on page 18 of this news release.

The following operating and financial results are based on second quarter 2018 gold equivalent production. Production and cost measures are on an attributable basis:

Production: Kinross produced 602,049 attributable Au eq. oz. in the second quarter of 2018, compared with 694,874 Au eq. oz. in Q2 2017.

Production cost of sales: Production cost of sales per Au eq. oz.2 was $767 for the second quarter of 2018, compared with $660 for Q2 2017, mainly as a result of higher cost of sales per ounce sold at Fort Knox and Tasiast.

Production cost of sales per Au oz. on a by-product basis2 was $754 in Q2 2018, compared with $645 in Q2 2017, based on Q2 2018 attributable gold sales of 574,444 ounces and attributable silver sales of 1,035,675 ounces.

All-in sustaining cost: All-in sustaining cost per Au eq. oz. sold2 was $1,018 in Q2 2018, compared with $910 in Q2 2017. All-in sustaining cost per Au oz. sold on a by-product basis2 was $1,011 in Q2 2018, compared with $901 in Q2 2017.

Revenue: Revenue from metal sales was $775.0 million in the second quarter of 2018, compared with $868.6 million during the same period in 2017, due to a decrease in gold equivalent ounces sold, partially offset by a higher average realized gold price.

p. 3 Kinross reports 2018 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Average realized gold price4: The average realized gold price in Q2 2018 increased to $1,306 per ounce, compared with $1,260 per ounce in Q2 2017.

Margins: Kinross’ attributable margin per Au eq. oz. sold5 was $539 per Au eq. oz. for the second quarter of 2018, compared with the Q2 2017 margin of $600 per Au eq. oz.

Operating cash flow: Adjusted operating cash flow2 was $231.5 million for the second quarter of 2018, compared with $230.8 million for Q2 2017.

Net operating cash flow increased to $184.5 million for the second quarter of 2018, compared with $179.7 million for Q2 2017.

Earnings: Adjusted net earnings2,3 was $37.8 million, or $0.03 per share, for Q2 2018, compared with adjusted net earnings of $54.9 million, or $0.04 per share, for Q2 2017.

Reported net earnings3 was $2.4 million, or $0.00 per share, for Q2 2018, compared with earnings of $33.1 million, or $0.03 per share, in Q2 2017. The decrease was mainly due to lower margins.

Capital expenditures: Capital expenditures increased to $247.1 million for Q2 2018, compared with $200.7 million for the same period last year, mainly due to increased spending at Round Mountain and Bald Mountain.

Operating results

Mine-by-mine summaries for 2018 second-quarter operating results may be found on pages nine and 13 of this news release. Highlights include the following:

Americas

At Fort Knox, lower grades and a minor pit wall failure in Q1 2018 impacted second quarter performance. Production declined quarter-over-quarter and year-over-year primarily due to a decrease in grades. Cost of sales per ounce sold was higher compared with the previous quarter largely due to a decline in mill grades and the timing of ounces processed through the mill in Q1 2018, and increased compared with Q2 2017 mainly due to the higher volume of operating waste mined and lower mill grades.

At Round Mountain, production was in line with the previous quarter but was down year-over-year mainly due to lower recoveries from the heap leach pads related to a decrease in tonnes of ore placed on the pads. Higher mill production, as a result of an increase in mill grade and recoveries, helped mitigate the year-over-year decline. Cost of sales per ounce sold was higher quarter-over-quarter and year-over-year primarily due to timing of ounces recovered from the pads. Increased fuel costs also contributed to the higher cost of sales per ounce sold year-over-year.

At Bald Mountain, production decreased compared with the previous quarter mainly due to timing of ounces recovered from the heap leach pad as fewer tonnes of ore were placed on the pads in Q1 2018. Production was higher year-over-year largely as a result of an increase in ore mined and increased recoveries from the heap leach pads. Cost of sales per ounce sold was at its lowest level since Kinross acquired the mine and was largely in line quarter-over-quarter. Cost of sales per ounce sold decreased year-over-year primarily due to more ounces placed and recovered from the heap leach pads and lower operating waste mined.

At Paracatu, production was down slightly compared with the previous quarter primarily due to timing of ounces processed through the mill, and decreased compared with Q2 2017 mainly due to lower grades, partially offset by higher mill throughput. Cost of sales per ounce sold was lower quarter-over-quarter mainly due to a decrease in operating waste mined. Cost of sales per ounce sold increased year-over-year mainly due to the decrease in grades as well as higher fuel costs.

4 Average realized gold price is a non-GAAP financial measure and is defined as gold metal sales divided by the total number of gold ounces sold.

5 Attributable margin per equivalent ounce sold is a non-GAAP financial measure defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold.”

p. 4 Kinross reports 2018 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

At Maricunga, gold production was strong, as the Company continued to rinse heap materials placed on the pads prior to the suspension of mining activities. Cost of sales per ounce sold increased year-over-year mainly due to timing of gold sales in Q2 2017.

Russia

At Kupol and Dvoinoye, production was largely in line with Q1 2018, and decreased compared with Q2 2017 mainly due to the planned mining of lower grade ore at Dvoinoye. Cost of sales per ounce sold was higher quarter-over-quarter mainly due to timing of ounces processed through the mill, partially offset by favourable foreign exchange movements, while lower grades led to the year-over-year increase in cost of sales per ounce sold.

West Africa

At Tasiast, production was lower compared with the previous quarter and year-over-year mainly due to the slower than anticipated ramp up of the mining rate which delayed access to higher-grade material resulting in lower grades, and down time at the mill due to Phase One project tie-ins. Cost of sales per ounce sold was higher quarter-over-quarter and year-over-year as result of lower grades, an increase in operating waste mined, and higher fuel costs.

At Chirano, production was mainly in line with Q1 2018 and higher than Q2 2017, primarily due to better mill performance and timing of ounces processed through the mill. Cost of sales per ounce sold was higher quarter-over-quarter mainly on account of higher consumption of milling supplies and the timing of ounces sold in Q1 2018. Cost of sales per ounce sold decreased year-over-year primarily due to the cessation of open pit mining in Q2 2017 and lower overhead costs.

Organic development projects and opportunities

Tasiast two-phased expansion

Tasiast Phase One construction is now complete, first ore has gone through the SAG mill, and the project has been transferred to the Operations team. The CIL plant, primary crusher and conveyor are fully commissioned and the SAG mill is in the final stages of commissioning. During the past month, throughput has continued to ramp up and has peaked at 12,000 t/d.

Click here to view completed Tasiast Phase One expansion: https://youtu.be/45eg8TEL-cg

The Company has advanced project financing for Tasiast Phase One and is targeting approximately $300 million in financing. During the second quarter, Kinross signed a mandate letter with the International Finance Corporation, a division of the World Bank, confirming its interest in participating, subject to further due diligence. The Company is also finalizing a mandate letter, subject to further due diligence, with Export Development Canada. Commercial banks have also expressed interest in the financing.

As previously disclosed, in early May 2018, the Company received a letter from the Government of Mauritania (“Government”) stating a desire to enter into discussions with respect to the Company’s activities in the country, which the Company understood as seeking greater benefits for the country.

The Company continues to engage with the Government on this matter and has paused Phase Two activities. To maintain optionality, the Company is also analyzing alternative intermediate throughput approaches to expand the Tasiast mine. The completion of the Company’s evaluation of throughput alternatives, and a decision on the next steps for Phase Two, are subject to the ongoing engagement with the Government. The Company remains committed to disciplined capital allocation as it seeks additional clarity on the matter.

p. 5 Kinross reports 2018 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Round Mountain Phase W

The Round Mountain Phase W project is progressing well and is on budget, with initial Phase W ore expected to be encountered in mid-2019. Pre-stripping is proceeding well and the new dewatering pond is complete. Earthworks to prepare for the new infrastructure area and preparations for construction of the new heap leach are both largely complete. Initial construction activities for the vertical CIC (carbon-in-column) plant have commenced, and the remaining construction and procurement contracts are progressing well. Detailed engineering is now 95% complete.

Fort Knox Gilmore project

On June 12, 2018, the Company announced that it will proceed with the initial Fort Knox Gilmore expansion project in Alaska. The project is expected to extend mine life at Fort Knox to 2030 at a low capital cost, generate an internal rate of return of 17% at a $1,200/oz. gold price, and increase life-of-mine production by approximately 1.5 million Au eq. oz.

Early works on the new heap leach pad have been initiated and permitting is now complete. Initial production from Gilmore is expected in early 2020.

The Company is also continuing to explore the prospectivity and upside potential of the Fort Knox area, as the overall orebody has not yet been fully delineated to the west, south and east.

Bald Mountain Vantage Complex

The Bald Mountain Vantage Complex project is proceeding well and remains on schedule and on budget, with commissioning for the heap leach pad and processing facilities expected to commence in Q1 2019. Construction is well underway and engineering is now 95% complete. All major equipment and construction packages have now been awarded.

Russia satellite deposits

Development of the Russian satellite deposits continues to progress well, with development of the twin declines at the Moroshka project proceeding on schedule and portal infrastructure now largely complete. Stoping of high-grade ore at Moroshka, which is located approximately four kilometres east of Kupol, is expected to commence in early Q4 2018. At the Dvoinoye Zone 1 deposit, portal construction is complete, and mine and surface infrastructure development are progressing as planned. Production at the project is expected to commence in mid-2019.

La Coipa Restart project

The Company continues to evaluate the potential for a return to production in Chile and has initiated a feasibility study for the La Coipa Restart project. The feasibility study will contemplate refurbishments of the existing plant and infrastructure and processing of high-grade material from the Phase 7 deposit. The feasibility study is expected to be completed in the second half of 2019.

The Company has also initiated a scoping study for the Lobo Marte project, located approximately 80 kilometres from La Coipa. The scoping study will assess the potential for a production start at Lobo Marte at the end of La Coipa’s mine life and is expected to be completed in the first half of 2019. Both studies will also assess the potential to share resources and leverage synergies between the projects.

p. 6 Kinross reports 2018 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Exploration

Kinross’ exploration efforts continued to focus within the footprint of existing mines and the immediate surrounding districts. During the first half of the year, a total of approximately 118,000 metres of drilling was completed for brownfield exploration, representing 40% of the 2018 brownfield drilling program. The majority of drilling at the Company’s North American sites is scheduled to be completed in the second half of 2018, as drilling had a slow start at the beginning of the year.

Highlights from the first half of 2018 include:

•	Bald Mountain: Initial results from the 2018 $10-million Bald Mountain drilling program have been encouraging, with a total of approximately 18,300 metres now drilled mainly focusing on the North area of the property. The Company is analyzing results and continuing the program with the goal of potential mineral resource additions and mineral reserve conversions at year end from the Top, Redbird and Winrock deposits. Generative exploration drilling in the JV area and in the South area of the property is ongoing and encouraging results have been received from some of the target areas.

•	Kupol: Exploration at the Kupol property is a high priority for Kinross in 2018, and initial results for potential mineral resource additions to extend mine life have been promising. The Company has completed substantial drilling in the first half of the year and continues to explore the main Kupol vein and mineralization to the north and south along trend. Drilling at the North Extension continues to confirm mineralization and vein widths as intercepted in 2017. At Zone 650 in the Southeast Extension, drilling is indicating potential mineralization at depth beneath the current resource. Drilling in the second half of the year will continue to probe the depth extensions and hanging walls to the main Kupol vein.

•	Chirano: The drilling program at Chirano remains focused on potential incremental additions to mine life. A total of approximately 14,700 metres have been drilled at Akwaaba and Paboase, prioritizing depth extensions, which have yielded encouraging results. Model updates are ongoing with the goal of converting mineral resources to mineral reserves at year end. Studies are also ongoing to determine the potential for open pit mining at Mamnao where recent metallurgical studies have shown a potential for high-process recovery for the oxide and transition materials.

•	Tasiast: Drilling was conducted in the El Gaicha area, which is located south of the mine but north of Tasiast Sud. Initial results have been encouraging and the Company expects to continue drilling high-potential targets during the second half of 2018.

•	Fort Knox: Drilling at the East Wall extension is ongoing and has yielded encouraging results from the first few holes. Generative exploration work has started in and around the Fort Knox property and the review of the Gil Sourdough resource is also underway to evaluate potential synergies with the ongoing operations at Fort Knox.

p. 7 Kinross reports 2018 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Balance sheet and financial flexibility

As of June 30, 2018, Kinross had cash and cash equivalents of $918.7 million, compared with $1,025.8 million at December 31, 2017. The Company also had available credit of $1,566.4 million, for total liquidity of approximately $2.5 billion, and no debt maturities until 2021.

Effective July 1, 2018, the Company extended its $300 million letter of credit facility with Export Development Canada by two years to June 2020. On July 23, 2018, the Company also extended the maturity date of its $1.5 billion credit facility by one year to August 2023.

Acquisition of power plants in Brazil

On July 31, 2018, Kinross Brasil Mineração, a subsidiary of the Company, completed the previously announced transaction to acquire two hydro electric power plants in Brazil for $253.7 million6. The power plants are expected to secure a long-term supply of power and lower production costs over life of the mine at Paracatu. Given the strength of the Company’s balance sheet, Kinross funded the transaction with cash while continuing to consider future debt financing to fund the initial capital used for the acquisition.

Outlook

The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 19 of this news release.

As previously disclosed, Kinross expects to produce 2.5 million Au eq. oz. (+/- 5%) for the year, at a production cost of sales of $730 per Au eq. oz. (+/- 5%) and all-in sustaining cost of $975 (+/- 5%) per ounce sold on both a gold equivalent and by-product basis.

The Company also expects to meet its 2018 capital expenditure forecast of approximately $1,075 million (+/-), which includes sustaining capital of $355 million and non-sustaining capital of approximately $680 million.

Conference call details

In connection with the release, Kinross will hold a conference call and audio webcast on Thursday, August 2, 2018 at 8:00 a.m. ET. to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – (866) 393-4306; Conference ID: 1689433

Outside of Canada & US – +1 (734) 385-2616; Conference ID: 1689433

Replay (available up to 14 days after the call):

Canada & US toll-free – (855) 859-2056; Conference ID: 1689433

Outside of Canada & US – +1 (404) 537-3406; Conference ID: 1689433

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

This news release should be read in conjunction with Kinross’ 2018 second-quarter unaudited Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2018 second-quarter unaudited
Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished to the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

6 Acquisition price of $835 million Brazilian reais. $253.7 million based on exchange rate of 3.29 Brazilian reais to the U.S. dollar.

p. 8 Kinross reports 2018 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

p. 9 Kinross reports 2018 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Review of operations

Three months ended June 30,		Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2018	2017	2018	2017	2018	2017	2018	2017

Fort Knox	71,463	91,848	72,340	91,237	$70.1	$57.9	$969	$635
Round Mountain	97,650	115,191	95,432	108,811	72.0	69.7	754	641
Bald Mountain	71,435	49,881	60,730	54,308	27.7	41.4	456	762
Kettle River - Buckhorn	-	30,966	-	30,858	-	12.4	-	402
Paracatu	121,226	138,869	117,043	137,056	100.4	99.5	858	726
Maricunga	19,866	15,624	17,764	7,415	11.7	1.9	659	256
Americas Total	381,640	442,379	363,309	429,685	281.9	282.8	776	658

Kupol	120,418	146,013	124,179	149,187	73.6	80.5	593	540
Russia Total	120,418	146,013	124,179	149,187	73.6	80.5	593	540

Tasiast	47,276	56,278	48,409	52,703	54.8	42.1	1,132	799
Chirano (100%)	58,572	55,782	57,399	57,787	44.6	51.2	777	886
West Africa Total	105,848	112,060	105,808	110,490	99.4	93.3	939	844

Operations Total	607,906	700,452	593,296	689,362	454.9	456.6	767	662
Less Chirano non-controlling interest (10%)	(5,857)	(5,578)	(5,740)	(5,778)	(4.5)	(5.1)
Attributable Total	602,049	694,874	587,556	683,584	$450.4	$451.5	$767	$660

Six months ended June 30,		Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2018	2017	2018	2017	2018	2017	2018	2017

Fort Knox	151,391	184,886	151,951	185,978	$112.3	$116.4	$739	$626
Round Mountain	194,733	217,940	193,213	212,909	138.6	145.2	717	682
Bald Mountain	164,875	96,958	158,872	95,955	73.8	75.2	465	784
Kettle River - Buckhorn	-	55,532	927	55,753	-	26.1	-	468
Paracatu	249,426	246,965	245,322	240,332	216.3	197.4	882	821
Maricunga	42,032	51,625	40,118	15,986	27.2	4.9	678	307
Americas Total	802,457	853,906	790,403	806,913	568.2	565.2	719	700

Kupol	240,599	289,391	246,803	292,668	138.2	152.3	560	520
Russia Total	240,599	289,391	246,803	292,668	138.2	152.3	560	520

Tasiast	106,054	120,901	108,912	118,815	101.6	89.1	933	750
Chirano (100%)	118,751	114,035	121,839	123,482	91.5	108.8	751	881
West Africa Total	224,805	234,936	230,751	242,297	193.1	197.9	837	817

Operations Total	1,267,861	1,378,233	1,267,957	1,341,878	899.5	915.4	709	682
Less Chirano non-controlling interest (10%)	(11,875)	(11,403)	(12,184)	(12,348)	(9.2)	(10.9)
Attributable Total	1,255,986	1,366,830	1,255,773	1,329,530	$890.3	$904.5	$709	$680

p. 10 Kinross reports 2018 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Consolidated balance sheets

(unaudited expressed in millions of United States dollars, except share amounts)

	As at
	June 30,	December 31,
	2018	2017

Assets
Current assets
Cash and cash equivalents	$918.7	$1,025.8
Restricted cash	12.2	12.1
Accounts receivable and other assets	125.0	91.3
Current income tax recoverable	30.2	43.9
Inventories	1,074.3	1,094.3
Unrealized fair value of derivative assets	15.8	17.0
	2,176.2	2,284.4
Non-current assets
Property, plant and equipment	5,071.7	4,887.2
Goodwill	162.7	162.7
Long-term investments	148.7	188.0
Investments in joint ventures	24.1	23.7
Unrealized fair value of derivative assets	6.6	3.9
Other long-term assets	603.0	574.0
Deferred tax assets	30.8	33.3
Total assets	$8,223.8	$8,157.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$433.3	$482.6
Current income tax payable	20.2	35.1
Current portion of provisions	46.7	66.5
Current portion of unrealized fair value of derivative liabilities	56.3	1.1
Deferred payment obligation	30.0	-
	586.5	585.3
Non-current liabilities
Long-term debt	1,733.8	1,732.6
Provisions	846.0	830.5
Other long-term liabilities	150.5	134.0
Deferred tax liabilities	257.8	255.6
Total liabilities	3,574.6	3,538.0

Equity
Common shareholders' equity
Common share capital	$14,913.4	$14,902.5
Contributed surplus	232.8	240.7
Accumulated deficit	(10,415.9)	(10,580.7)
Accumulated other comprehensive income (loss)	(116.5)	21.1
Total common shareholders' equity	4,613.8	4,583.6
Non-controlling interest	35.4	35.6
Total equity	4,649.2	4,619.2
Total liabilities and equity	$8,223.8	$8,157.2

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,250,228,821	1,247,003,940

p. 11 Kinross reports 2018 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Consolidated statements of operations

(unaudited expressed in millions of United States dollars, except share and per share amounts)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2018	2017	2018	2017

Revenue
Metal sales	$775.0	$868.6	$1,672.2	$1,664.7

Cost of sales
Production cost of sales	454.9	456.6	899.5	915.4
Depreciation, depletion and amortization	190.3	204.0	383.4	421.5
Total cost of sales	645.2	660.6	1,282.9	1,336.9
Gross profit	129.8	208.0	389.3	327.8
Other operating expense	29.4	46.2	54.8	61.2
Exploration and business development	23.8	24.9	44.3	45.9
General and administrative	30.3	32.0	66.0	67.2
Operating earnings	46.3	104.9	224.2	153.5
Other income (expense) - net	1.8	10.7	7.7	124.7
Equity in losses of joint ventures and associate	(0.1)	(0.5)	(0.2)	(0.9)
Finance income	3.2	2.6	6.6	6.1
Finance expense	(24.7)	(28.0)	(51.6)	(57.0)
Earnings before tax	26.5	89.7	186.7	226.4
Income tax expense - net	(24.4)	(58.0)	(78.4)	(60.9)
Net earnings	$2.1	$31.7	$108.3	$165.5
Net earnings (loss) attributable to:
Non-controlling interest	$(0.3)	$(1.4)	$(0.2)	$(2.2)
Common shareholders	$2.4	$33.1	$108.5	$167.7
Earnings per share attributable to common shareholders

Basic	$0.00	$0.03	$0.09	$0.13
Diluted	$0.00	$0.03	$0.09	$0.13

Weighted average number of common shares outstanding (millions)
Basic	1,250.2	1,247.0	1,248.7	1,246.2
Diluted	1,259.3	1,257.4	1,258.3	1,256.1

p. 12 Kinross reports 2018 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Consolidated statements of cash flows

(unaudited expressed in millions of United States dollars)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2018	2017	2018	2017
Net inflow (outflow) of cash related to the following activities:

Operating:
Net earnings	$2.1	$31.7	$108.3	$165.5
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, depletion and amortization	190.3	204.0	383.4	421.5
Gain on disposition of associate and other interests - net	-	(11.0)	-	(11.0)
Reversal of impairment charges	-	-	-	(97.0)
Equity in losses of joint ventures and associate	0.1	0.5	0.2	0.9
Share-based compensation expense	3.5	3.3	7.5	6.6
Finance expense	24.7	28.0	51.6	57.0
Deferred tax expense (recovery)	15.9	(4.1)	27.3	(17.2)
Foreign exchange losses (gains) and other	(5.1)	(21.6)	16.9	(44.6)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(41.7)	(7.1)	(44.1)	43.1
Inventories	21.2	(10.8)	(1.8)	(5.1)
Accounts payable and accrued liabilities	7.2	57.0	(16.0)	(17.8)
Cash flow provided from operating activities	218.2	269.9	533.3	501.9
Income taxes paid	(33.7)	(90.2)	(55.3)	(114.4)
Net cash flow provided from operating activities	184.5	179.7	478.0	387.5

Investing:
Additions to property, plant and equipment	(247.1)	(200.7)	(494.0)	(379.6)
Acquisition	-	-	(35.1)	-
Net additions to long-term investments and other assets	(15.9)	(5.5)	(30.2)	(15.1)
Net proceeds from the sale of property, plant and equipment	1.0	3.7	4.0	4.8
Net proceeds from disposition of associate and other interests	-	267.5	-	267.5
Decrease (increase) in restricted cash	0.6	(0.3)	(0.1)	(1.1)
Interest received and other	2.4	1.2	5.0	3.3
Net cash flow provided from (used in) investing activities	(259.0)	65.9	(550.4)	(120.2)
Financing:
Issuance of common shares on exercise of options	0.1	0.7	0.5	0.8
Interest paid	-	(2.8)	(30.0)	(34.5)
Other	(0.1)	(0.5)	(0.1)	(0.5)
Net cash flow used in financing activities	-	(2.6)	(29.6)	(34.2)
Effect of exchange rate changes on cash and cash equivalents	(4.7)	(0.7)	(5.1)	1.2
Increase (decrease) in cash and cash equivalents	(79.2)	242.3	(107.1)	234.3
Cash and cash equivalents, beginning of period	997.9	819.0	1,025.8	827.0
Cash and cash equivalents, end of period	$918.7	$1,061.3	$918.7	$1,061.3

p. 13 Kinross reports 2018 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Tonnes Ore Mined (1)	Ore Processed (Milled) (1)	Ore Processed (Heap Leach) (1)	Grade (Mill)	Grade (Heap Leach)	Recovery (2)	Gold Eq Production (5)	Gold Eq Sales (5)	Production cost of sales	Production cost of sales/oz	Cap Ex (7)	DD&A
			(%)	('000 tonnes)	('000 tonnes)	('000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
Americas	Fort Knox	Q2 2018	100	4,620	3,106	4,279	0.44	0.18	80%	71,463	72,340	$ 70.1	$ 969	$ 16.8	$ 38.8
		Q1 2018	100	9,075	3,110	5,839	0.70	0.20	82%	79,928	79,611	42.2	530	9.6	23.0
		Q4 2017	100	8,276	3,239	4,464	0.96	0.23	82%	95,182	94,724	58.7	620	27.3	23.6
		Q3 2017	100	7,490	3,228	6,088	0.78	0.26	81%	101,047	101,077	64.8	641	25.4	20.5
		Q2 2017	100	5,353	3,069	5,830	0.86	0.26	84%	91,848	91,237	57.9	635	21.4	20.0
	Round Mountain	Q2 2018	100	4,721	853	4,361	1.44	0.37	86%	97,650	95,432	$ 72.0	$ 754	$ 43.6	$ 13.9
		Q1 2018	100	7,893	832	8,175	1.62	0.28	86%	97,083	97,781	66.6	681	26.4	14.8
		Q4 2017	100	5,429	864	4,201	1.46	0.46	84%	98,249	104,198	81.6	783	66.2	15.3
		Q3 2017	100	6,906	865	5,177	1.73	0.50	81%	120,743	120,944	75.7	626	14.7	34.9
		Q2 2017	100	8,136	979	5,685	1.35	0.52	78%	115,191	108,811	69.7	641	8.6	28.3
	Bald Mountain (8)	Q2 2018	100	7,109	-	7,109	-	0.48	nm	71,435	60,730	$ 27.7	$ 456	$ 44.9	$ 20.8
		Q1 2018	100	5,333	-	5,333	-	0.38	nm	93,440	98,142	46.1	470	20.4	27.2
		Q4 2017	100	5,691	-	5,691	-	0.72	nm	105,080	99,363	47.0	473	46.6	28.6
		Q3 2017	100	7,090	-	7,105	-	1.09	nm	80,677	67,598	46.7	691	12.6	24.6
		Q2 2017	100	5,174	-	5,159	-	0.58	nm	49,881	54,308	41.4	762	15.6	16.2
	Kettle River- Buckhorn	Q2 2018	100	-	-	-	-	-	-	-	-	$ -	$ -	$ -	$ -
		Q1 2018	100	-	-	-	-	-	-	-	927	-	-	-	-
		Q4 2017	100	-	-	-	-	-	-	3,906	3,949	0.4	101	-	-
		Q3 2017	100	-	43	-	4.36	-	67%	17,132	17,385	10.3	592	-	0.1
		Q2 2017	100	91	95	-	11.45	-	90%	30,966	30,858	12.4	402	-	0.1
	Paracatu	Q2 2018	100	11,677	14,074	-	0.37	-	75%	121,226	117,043	$ 100.4	$ 858	$ 23.7	$ 30.8
		Q1 2018	100	11,988	13,041	-	0.36	-	77%	128,200	128,279	115.9	903	15.5	34.2
		Q4 2017	100	6,895	8,331	-	0.40	-	75%	66,023	62,843	59.8	952	32.5	26.2
		Q3 2017	100	227	4,067	-	0.42	-	69%	46,971	53,076	53.0	999	32.6	30.6
		Q2 2017	100	10,422	13,333	-	0.43	-	77%	138,869	137,056	99.5	726	31.4	36.7
	Maricunga (8)	Q2 2018	100	-	-	-	-	-	nm	19,866	17,764	$ 11.7	$ 659	$ -	$ 0.8
		Q1 2018	100	-	-	-	-	-	nm	22,166	22,354	15.5	693	-	1.5
		Q4 2017	100	-	-	-	-	-	nm	19,039	11,201	6.9	616	1.3	1.1
		Q3 2017	100	-	-	-	-	-	nm	20,463	14,129	8.1	573	-	1.7
		Q2 2017	100	-	-	-	-	-	nm	15,624	7,415	1.9	256	0.1	0.6
Russia	Kupol (3)(4)(6)	Q2 2018	100	412	430	-	8.42	-	95%	120,418	124,179	$ 73.6	$ 593	$ 11.2	$ 33.0
		Q1 2018	100	412	427	-	8.58	-	95%	120,181	122,624	64.6	527	10.8	38.4
		Q4 2017	100	487	425	-	10.38	-	95%	145,301	141,518	73.8	521	19.1	43.3
		Q3 2017	100	491	451	-	9.69	-	95%	145,759	142,821	74.8	524	14.4	41.4
		Q2 2017	100	489	440	-	9.78	-	95%	146,013	149,187	80.5	540	15.4	44.5
West Africa	Tasiast	Q2 2018	100	966	750	755	1.88	0.29	91%	47,276	48,409	$ 54.8	$ 1,132	$ 101.4	$ 18.9
		Q1 2018	100	1,786	736	279	2.26	0.36	93%	58,778	60,503	46.8	774	157.8	19.0
		Q4 2017	100	2,534	807	318	2.28	0.69	92%	60,274	54,993	43.0	782	119.3	17.8
		Q3 2017	100	2,139	764	576	2.42	0.67	93%	62,065	62,448	46.1	738	93.8	16.7
		Q2 2017	100	975	728	87	2.35	0.59	93%	56,278	52,703	42.1	799	95.2	18.8
	Chirano - 100%	Q2 2018	90	458	873	-	2.23	-	92%	58,572	57,399	$ 44.6	$ 777	$ 5.0	$ 31.4
		Q1 2018	90	523	885	-	2.34	-	92%	60,179	64,440	46.9	728	6.4	33.3
		Q4 2017	90	496	878	-	2.52	-	92%	66,285	61,973	43.3	699	10.9	32.5
		Q3 2017	90	456	886	-	2.51	-	92%	65,707	65,757	48.0	730	7.7	34.8
		Q2 2017	90	613	822	-	2.48	-	92%	55,782	57,787	51.2	886	10.1	36.8
	Chirano - 90%	Q2 2018	90	458	873	-	2.23	-	92%	52,715	51,659	$ 40.1	$ 776	$ 4.5	$ 28.3
		Q1 2018	90	523	885	-	2.34	-	92%	54,161	57,996	42.2	728	5.8	30.0
		Q4 2017	90	496	878	-	2.52	-	92%	59,656	55,776	39.0	699	9.8	29.3
		Q3 2017	90	456	886	-	2.51	-	92%	59,136	59,181	43.2	730	6.9	31.3
		Q2 2017	90	613	822	-	2.48	-	92%	50,204	52,009	46.1	886	9.1	33.1

(1)	Tonnes of ore mined and processed represent 100% Kinross for all periods presented.
(2)	Due to the nature of heap leach operations, recovery rates at Maricunga and Bald Mountain cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only.
(3)	The Kupol segment includes the Kupol and Dvoinoye mines.
(4)	Kupol silver grade and recovery were as follows: Q2 2018: 68.65 g/t, 84%; Q1 2018: 69.35 g/t, 81.0%; Q4 2017: 81.85 g/t, 82.8%; Q3 2017: 81.50 g/t, 85.8%; Q2 2017: 78.20 g/t, 85.0%.
(5)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q2 2018: 79.00:1; Q1 2018: 79.25:1; Q4 2017: 76.22:1; Q3 2017: 75.91:1; Q2 2017: 73.01:1.
(6)	Dvoinoye ore processed and grade were as follows: Q2 2018: 121,739, 9.22 g/t; Q1 2018: 103,369, 10.13 g/t; Q4 2017: 127,671 tonnes, 13.44 g/t; Q3 2017: 111,330 tonnes, 15.37 g/t; Q2 2017: 111,664 tonnes, 15.79 g/t.
(7)	Capital expenditures are presented on a cash basis, consistent with the statement of cash flows.
(8)	"nm" means not meaningful.

p. 14 Kinross reports 2018 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:

	Adjusted Net Earnings
(in millions, except per share amounts)	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017

Net earnings attributable to common shareholders - as reported	$2.4	$33.1	$108.5	$167.7
Adjusting items:
Foreign exchange (gains) losses	(3.4)	(0.2)	(3.9)	2.4
Gain (loss) on disposition of associate and interests and other assets - net	0.9	(9.1)	0.1	(9.6)
Foreign exchange losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	28.1	5.6	28.3	1.2
Impairment reversal(a)	-	-	-	(97.0)
Taxes in respect of prior years	(0.1)	24.4	20.0	29.1
Reclamation and remediation expense	4.5	-	4.5	-
Tasiast Phase One commissioning costs	6.4	- #	6.4	-
Chile weather event related costs	-	1.6	-	1.6
Insurance recoveries	-	-	-	(17.5)
Other(b)	0.6	1.6	0.9	1.2
Tax effect of the above adjustments	(1.6)	(2.1)	(1.8)	(0.8)
	35.4	21.8	54.5	(89.4)
Adjusted net earnings attributable to common shareholders	$37.8	$54.9	$163.0	$78.3
Weighted average number of common shares outstanding - Basic	1,250.2	1,247.0	1,248.7	1,246.2
Adjusted net earnings per share	$0.03	$0.04	$0.13	$0.06

(a)	During the six months ended June 30, 2017, the Company recognized a reversal of impairment charges related to the disposal of its 25% interest in Cerro Casale.
(b)	“Other” includes non-hedge derivatives losses (gains).

The Company makes reference to a non-GAAP measure for adjusted operating cash flow. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

p. 15 Kinross reports 2018 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of adjusted operating cash flow for the periods presented:

	Adjusted Operating Cash Flow
(in millions)	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017

Net cash flow provided from operating activities - as reported	$184.5	$179.7	$478.0	$387.5

Adjusting items:
Working capital changes:
Accounts receivable and other assets	41.7	7.1	44.1	(43.1)
Inventories	(21.2)	10.8	1.8	5.1
Accounts payable and other liabilities, including taxes	26.5	33.2	71.3	132.2
	47.0	51.1	117.2	94.2
Adjusted operating cash flow	$231.5	$230.8	$595.2	$481.7

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties. The following table presents a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Consolidated and Attributable Production Cost of Sales Per Equivalent Ounce Sold
(in millions, except ounces and production cost of sales per equivalent ounce)	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017

Production cost of sales - as reported	$454.9	$456.6	$899.5	$915.4
Less: portion attributable to Chirano non-controlling interest	(4.5)	(5.1)	(9.2)	(10.9)
Attributable production cost of sales	$450.4	$451.5	$890.3	$904.5

Gold equivalent ounces sold	593,296	689,362	1,267,957	1,341,878
Less: portion attributable to Chirano non-controlling interest	(5,740)	(5,778)	(12,184)	(12,348)
Attributable gold equivalent ounces sold	587,556	683,584	1,255,773	1,329,530
Consolidated production cost of sales per equivalent ounce sold	$767	$662	$709	$682
Attributable production cost of sales per equivalent ounce sold	$767	$660	$709	$680

p. 16 Kinross reports 2018 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Production Cost of Sales Per Ounce Sold on a By-Product Basis
(in millions, except ounces and production cost of sales per ounce)	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017

Production cost of sales - as reported	$454.9	$456.6	$899.5	$915.4
Less: portion attributable to Chirano non-controlling interest	(4.5)	(5.1)	(9.2)	(10.9)
Less: attributable silver revenues	(17.2)	(22.3)	(35.5)	(45.2)
Attributable production cost of sales net of silver by-product revenue	$433.2	$429.2	$854.8	$859.3

Gold ounces sold	580,173	671,625	1,241,057	1,305,431
Less: portion attributable to Chirano non-controlling interest	(5,729)	(5,767)	(12,162)	(12,324)
Attributable gold ounces sold	574,444	665,858	1,228,895	1,293,107
Attributable production cost of sales per ounce sold on a by-product basis	$754	$645	$696	$665

In June 2013, the World Gold Council (“WGC”) published its guidelines for reporting all-in sustaining costs and all-in costs. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

p. 17 Kinross reports 2018 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per Ounce Sold on a By-Product Basis

(in millions, except ounces and costs per ounce)	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017

Production cost of sales - as reported	$454.9	$456.6	$899.5	$915.4
Less: portion attributable to Chirano non-controlling interest(1)	(4.5)	(5.1)	(9.2)	(10.9)
Less: attributable(2) silver revenues(3)	(17.2)	(22.3)	(35.5)	(45.2)
Attributable(2) production cost of sales net of silver by-product revenue	$433.2	$429.2	$854.8	$859.3
Adjusting items on an attributable(2) basis:
General and administrative(4)	30.3	32.0	66.0	67.2
Other operating expense - sustaining(5)	9.6	13.9	16.4	20.1
Reclamation and remediation - sustaining(6)	13.6	21.4	28.8	42.2
Exploration and business development - sustaining(7)	13.6	14.0	25.9	24.9
Additions to property, plant and equipment - sustaining(8)	80.6	89.4	135.7	179.1
All-in Sustaining Cost on a by-product basis - attributable(2)	$580.9	$599.9	$1,127.6	$1,192.8
Other operating expense - non-sustaining(5)	13.5	13.0	21.6	19.5
Reclamation and remediation - non-sustaining(6)	1.4	1.5	2.7	3.1
Exploration - non-sustaining(7)	10.1	10.7	18.2	20.7
Additions to property, plant and equipment - non-sustaining(8)	165.3	106.2	336.8	185.7
All-in Cost on a by-product basis - attributable(2)	$771.2	$731.3	$1,506.9	$1,421.8
Gold ounces sold	580,173	671,625	1,241,057	1,305,431
Less: portion attributable to Chirano non-controlling interest(9)	(5,729)	(5,767)	(12,162)	(12,324)
Attributable(2) gold ounces sold	574,444	665,858	1,228,895	1,293,107
Attributable(2) all-in sustaining cost per ounce sold on a by-product basis	$1,011	$901	$918	$922
Attributable(2) all-in cost per ounce sold on a by-product basis	$1,343	$1,098	$1,226	$1,100

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

p. 18 Kinross reports 2018 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per Equivalent Ounce Sold
(in millions, except ounces and costs per equivalent ounce)	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017

Production cost of sales - as reported	$454.9	$456.6	$899.5	$915.4
Less: portion attributable to Chirano non-controlling interest(1)	(4.5)	(5.1)	(9.2)	(10.9)
Attributable(2) production cost of sales	$450.4	$451.5	$890.3	$904.5
Adjusting items on an attributable(2) basis:
General and administrative(4)	30.3	32.0	66.0	67.2
Other operating expense - sustaining(5)	9.6	13.9	16.4	20.1
Reclamation and remediation - sustaining(6)	13.6	21.4	28.8	42.2
Exploration and business development - sustaining(7)	13.6	14.0	25.9	24.9
Additions to property, plant and equipment - sustaining(8)	80.6	89.4	135.7	179.1
All-in Sustaining Cost - attributable(2)	$598.1	$622.2	$1,163.1	$1,238.0
Other operating expense - non-sustaining(5)	13.5	13.0	21.6	19.5
Reclamation and remediation - non-sustaining(6)	1.4	1.5	2.7	3.1
Exploration - non-sustaining(7)	10.1	10.7	18.2	20.7
Additions to property, plant and equipment - non-sustaining(8)	165.3	106.2	336.8	185.7
All-in Cost - attributable(2)	$788.4	$753.6	$1,542.4	$1,467.0
Gold equivalent ounces sold	593,296	689,362	1,267,957	1,341,878
Less: portion attributable to Chirano non-controlling interest(9)	(5,740)	(5,778)	(12,184)	(12,348)
Attributable(2) gold equivalent ounces sold	587,556	683,584	1,255,773	1,329,530
Attributable(2) all-in sustaining cost per equivalent ounce sold	$1,018	$910	$926	$931
Attributable(2) all-in cost per equivalent ounce sold	$1,342	$1,102	$1,228	$1,103

(1)	"Portion attributable to Chirano non-controlling interest" represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.
(2)	“Attributable” includes Kinross' share of Chirano (90%) production.
(3)	“Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.
(4)	“General and administrative” expenses is as reported on the consolidated statement of operations, net of certain severance expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.
(5)	“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.
(6)	“Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.
(7)	“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are considered sustaining costs as they are required for general operations.
(8)	“Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less capitalized interest and non-sustaining capital. Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the three and six months ended June 30, 2018, primarily relate to projects at Tasiast, Round Mountain, and Bald Mountain.
(9)	“Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.
(10)	"Average realized gold price" is a non-GAAP financial measure and is defined as gold metal sales divided by the total number of gold ounces sold. This measure is intended to enable Management to better understand the price realized in each reporting period. The realized price measure does not have any standardized definition under IFRS and should not be considered a substitute for measure of performance prepared in accordance with IFRS.

p. 19 Kinross reports 2018 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include): “2018 second-quarter highlights”, “CEO Commentary”, “Operating results”, “Organic development projects and opportunities”, “Exploration”, “Balance sheet and financial flexibility”, “Outlook” and “Acquisition of power plants in Brazil” and include, without limitation, statements with respect to our guidance for production, production costs of sales, all-in sustaining cost and capital expenditures; the schedules and budgets for the Company’s development projects; and continuous improvement initiatives, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, currency fluctuations, capital requirements, project studies, mine life extensions, permit applications and conversions, restarting suspended or disrupted operations; continuous improvement initiatives; and resolution of pending litigation. The words “advance”, “anticipate”, “assumption”, “believe”, “estimates”, ‘‘expects’’, “forecast”, “focus”, “forward”, “guidance”, “initiative”, “measures”, “on budget”, “outlook”, “opportunity”, “plan”, “potential”, “progress”, “project”, “projection”, “well positioned”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall) and other or related natural disasters, labour disruptions (including but not limited to workforce reductions), supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation, the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the development and operation of the Tasiast Phase One and Phase Two expansions or any such alternate expansion that the Company decides to pursue and the Round Mountain Phase W expansion including, without limitation, work permits, necessary import authorizations for goods and equipment; commissioning and operation of the SAG mill at Tasiast; exploration license conversions at Tasiast; and land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and launch of the new tailings reprocessing facility at Paracatu; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, and potential amendments to minerals and mining laws and energy levies laws, and the enforcement of labor laws in Ghana, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited amendments to the VAT) and the potential implementation of a new tax code, in Mauritania, and satisfactory resolution of the discussions with the Mauritanian government regarding the Company’s activities in Mauritania, the potential passing of Environmental Protection Agency regulations in the US relating to the provision of financial assurances under the Comprehensive Environmental Response, Compensation and Liability Act, the European Union’s General Data Protection Regulation and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, scoping studies and prefeasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (8) production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates) and mine plans for the Company’s mining operations (including but not limited to throughput and recoveries being affected by metallurgical characteristics at Paracatu); (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without amendment or formal dispute; (12) goodwill and/or asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining a debt rating consistent with the Company’s current expectations; and (15) that Kinross will integrate the Brazilian power plants, and that they will operate, in a manner consistent with our current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross,including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form and the “Risk Analysis” section of our full year 2017 and second quarter 2018 MD&A. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 20 Kinross reports 2018 second-quarter results	www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

Source: Kinross Gold Corporation

p. 21 Kinross reports 2018 second-quarter results	www.kinross.com